UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed
Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
Filed Pursuant to Rule 13d-2(b)

(Amendment No.1)*

Kraton Performance Polymers, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

50077C 106
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners (BHCA), L.P. 13-3371826
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	2,260,197 shares of common stock (1)
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	2,260,197 shares of common stock(1)
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			2,260,197 shares of common stock(1)
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 7.23% (2)
12.	Type of Reporting Person (See Instructions)
PN

(1)  Includes 7,226 shares of common stock of the Company, representing $50,000 of common stock of the Company granted to each of Timothy J. Walsh and Kevin G. O’Brien in consideration of their service on the Board of Directors of the Company.  The price of the stock is based upon the average of the high and low prices of the common stock of the Company as reported on the New York Stock Exchange on January 28, 2010.  Pursuant to contractual undertakings by Mr. Walsh and Mr. O’Brien, Mr. Walsh and Mr. O’Brien are each holding these shares for the benefit of J.P. Morgan Partners (BHCA), L.P.
(2) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 2 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors, L.P. 13-4197054
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	540,071 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	540,071 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			540,071 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 1.73% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 3 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton A, L.P. 04-3782676
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	82,984 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	82,984 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			82,984 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.27% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 4 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	231,257 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	231,257 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			231,257 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.74% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 5 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	30,322 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	30,322 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			30,322 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.10% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 6 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton, L.P. 04-3782674
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	39,882 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	39,882 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			39,882 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 0.13% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 7 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	86,401 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	86,401 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			86,401 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			0.28% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 8 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Selldown) II, L.P. 20-4065857
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	597,298 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	597,298 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			597,298 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			1.91% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 9 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton/Selldown, L.P. 37-1504347
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	96,458 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	96,458 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			96,458 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			0.31% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 10 of 22 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton/Selldown II, L.P. 20-8308462
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒
3.	SEC Use Only
4.	Citizenship or Place of Organization		Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	37,585 shares of common stock
		6.	Shared Voting Power	n/a
		7.	Sole Dispositive Power	37,585 shares of common stock
		8.	Shared Dispositive Power	n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person			37,585 shares of common stock
10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9)			0.12% (1)
12.	Type of Reporting Person (See Instructions)
PN

(1) Based on a total of 31,252,979 shares of common stock outstanding on October 29, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010.

Page 11 of 22 pages

Item 1.

(a)	Name of Issuer:

Kraton Performance Polymers, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

15710 John F. Kennedy Boulevard, Suite 300
Houston, Texas 77032

Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”)
J.P. Morgan Partners Global Investors, L.P. (“JPMP Global”)
JPMP Global Fund/Kraton A, L.P. (“JPMP Kraton A”)
J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)
J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)
JPMP Global Fund/Kraton, L.P. (“JPMP Kraton”)
J.P. Morgan Partners Global Investors (Selldown), L.P. (“JPMP Selldown”)
J.P. Morgan Partners Global Investors (Selldown) II, L.P. (“JPMP Selldown II”)
JPMP Global Fund/Kraton/Selldown, L.P.. (“JPMP Kraton Selldown”)
JPMP Global Fund/Kraton/Selldown II, L.P. (“JPMP Kraton Selldown II”)

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC
270 Park Avenue
New York, New York 10017

See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

(c)	Citizenship:

JPMP (BHCA)	:	Delaware
JPMP Global	:	Delaware
JPMP Kraton A	:	Delaware
JPMP Cayman	:	Cayman Islands
JPMP Cayman II	:	Cayman Islands
JPMP Kraton	:	Delaware
JPMP Selldown	:	Delaware
JPMP Selldown II:		Delaware
JPMP Kraton Selldown:		Delaware
JPMP Kraton Selldown II:		Delaware

(d)	Title of Class of Securities (of Issuer):

Common Stock

(e)	CUSIP Number:

50077C 106

Page 12 of 22 pages

Item 3.    If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership

(a)	Amount Beneficially Owned:

JPMP (BHCA)	:	2,260,197
JPMP Global	:	540,071
JPMP Kraton A	:	82,984
JPMP Cayman	:	231,257
JPMP Cayman II	:	30,322
JPMP Kraton	:	39,882
JPMP Selldown	:	86,401
JPMP Selldown II:		597,298
JPMP Kraton Selldown:		96,458
JPMP Kraton Selldown II:		37,585

(b)	Percent of Class:

The following percentages are based on a total of 31,252,979 shares of common stock of the Company outstanding, as disclosed on the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010:

JPMP (BHCA)	:	7.23%
JPMP Global	:	1.73%
JPMP Kraton A	:	0.27%
JPMP Cayman	:	0.74%
JPMP Cayman II	:	0.10%
JPMP Kraton	:	0.13%
JPMP Selldown	:	0.28%
JPMP Selldown II:		1.91%
JPMP Kraton Selldown:		0.31%
JPMP Kraton Selldown II:		0.12%

See Item 8 for the collective ownership of the shares.

(c)	Number of shares as to which such person has:

(i)	JPMP (BHCA)	:	2,260,197
	JPMP Global	:	540,071
	JPMP Kraton A	:	82,984
	JPMP Cayman	:	231,257
	JPMP Cayman II	:	30,322
	JPMP Kraton	:	39,882
	JPMP Selldown	:	86,401
	JPMP Selldown II:		597,298
	JPMP Kraton Selldown:		96,458
	JPMP Kraton Selldown II:		37,585

(ii)	Not applicable

(iii)	JPMP (BHCA)	:	2,260,197
	JPMP Global	:	540,071
	JPMP Kraton A	:	82,984
	JPMP Cayman	:	231,257
	JPMP Cayman II	:	30,322
	JPMP Kraton	:	39,882
	JPMP Selldown	:	86,401
	JPMP Selldown II:		597,298
	JPMP Kraton Selldown:		96,458
	JPMP Kraton Selldown II:		37,585

Page 13 of 22 pages

(iv)           Not applicable

Item 5.   Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Each of TPG III Polymer Holdings LLC and TPG IV Polymer Holdings LLC (collectively, “TPG”) and JPMP (BHCA), JPMP Kraton Selldown II, JPMP Global, JPMP Kraton A, JPMP Cayman, JPMP Cayman II, JPMP Kraton, JPMP Selldown, JPMP Selldown II and JPMP Kraton Selldown (collectively, “JPMP”) have entered into a registration rights and shareholders’ agreement with the Company (the “Shareholders’ Agreement”). Pursuant to the Shareholders’ Agreement, each of TPG and JPMP have the right to elect two directors to the board of directors of the Company so long as it owns 10% or more of the outstanding common stock and one director so long as it owns 2% or more of the common stock. Additionally, the Shareholders’ Agreement places restrictions on each party’s right to transfer their respective shares of common stock without consent of the other party, and grants rights to the other party to participate on the same terms in mutually consented transfers. These provisions will be in effect for a limited time, and terminate earlier if the ownership interest of TPG and JPMP falls below certain levels.  Furthermore, the Shareholders’ Agreement provides that TPG and JPMP can cause the Company to register their shares of common stock in the Company under the Securities Act of 1933 and to maintain a shelf registration statement effective with respect to such shares.

Together TPG and the JPMP own collectively 9,995,298 shares of common stock of the Company, representing approximately 32.0% of the outstanding common stock of the Company. TPG collectively owns 5,992,843 shares of common stock of the Company (the “TPG Shares”), representing approximately 19.2% of the outstanding common stock of the Company.  JPMP collectively owns 4,002,455 shares of common stock of the Company (the “JPMP Shares”), representing approximately 12.8% of the outstanding common stock of the Company, based on 31,252,979 shares of common stock outstanding as of October 29, 2010, as disclosed in the Company’s Quarterly Report on Form 10-Q filed on November 3, 2010 . The JPMP Shares includes 7,226 shares of common stock of the Company, representing $50,000 of common stock of the Company granted to each of Timothy J. Walsh and Kevin G. O’Brien in consideration of their service on the Board of Directors of the Company.  The price of the stock is based upon the average of the high and low prices of the common stock of the Company as reported on the New York Stock Exchange on January 28, 2010.  Pursuant to contractual undertakings by Mr. Walsh and Mr. O’Brien, Mr. Walsh and Mr. O’Brien are each holding these shares for the benefit of JPMP (BHCA). This statement relates solely to the beneficial ownership of JPMP with respect to the JPMP Shares, and JPMP specifically disclaims any and all beneficial ownership in the TPG Shares.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

Not applicable.

Page 14 of 22 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

J.P. MORGAN PARTNERS (BHCA), L.P.

By:	JPMP Master Fund Manager, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

JPMP GLOBAL FUND/KRATON A, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Page 15 of 22 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

JPMP GLOBAL FUND/KRATON, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Page 16 of 22 pages

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

JPMP GLOBAL FUND/KRATON/SELLDOWN, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

JPMP GLOBAL FUND/KRATON/SELLDOWN II, L.P.

By:	JPMP Global Investors, L.P.,
its general partner

By:	JPMP Capital Corp.,
its general partner

By:	/s/ Ana Capella Gomez-Acebo
Name: Ana Capella Gomez-Acebo
Title: Managing Director

Page 17 of 22 pages

EXHIBIT 2(a)

Item 2.  Identity and Background.

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, New York 10017.  JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business.  The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.  As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), whose principal place of business is located at the same address as JPMP (BHCA); JPMP Global Fund/Kraton A, L.P., a Delaware limited partnership (“JPMP Kraton A”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA); JPMP Global Fund/Kraton, L.P., a Delaware limited partnership (“JPMP Kraton”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership (“JPMP Selldown”), whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Selldown) II, L.P., a Delaware limited partnership (“JPMP Selldown II”), whose principal place of business is located at the same address as JPMP (BHCA); JPMP Global Fund/Kraton/Selldown, L.P., a Delaware limited partnership (“JPMP Kraton Selldown”) whose principal place of business is located at the same address as JPMP (BHCA); and JPMP Global Fund/Kraton/Selldown II, L.P. (“JPMP Kraton Selldown II” and collectively with JPMP Global, JPMP Kraton A, JPMP Cayman, JPMP Cayman II, JPMP Kraton, JPMP Selldown, JPMP Selldown II and JPMP Kraton Selldown the “Global Fund Entities”), a Delaware limited partnership, whose principal place of business is located at the same address as JPMP (BHCA).  Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business.  The general partner of each of the Global Fund Entities is J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA).  JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities.  As general partner of each of the Fund Entities, JPMP Investors may be deemed to beneficially own the shares held by the Global Fund Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business.  Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.  As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA) and the Global Fund Entities.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017.  Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

Page 18 of 22 pages

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

Chief Investment Officer	Ina R. Drew*
Managing Director	Joseph S. Bonocore*
Managing Director	Ana Capella Gomez-Acebo*
Managing Director	John C. Wilmot*
Managing Director and Treasurer	David Alexander*
Executive Director	John F. Geisler*
Vice President	William T. Williams Jr*
Executive Director and Secretary	Judah Shechter*
Vice President and Assistant Secretary	Elizabeth De Guzman*

Directors (1)
Ina R. Drew*
John C. Wilmot*

(1) Each of whom is a United States citizen except for Ana Capella Gomez-Acebo, who is a citizen of Spain.

* Principal occupation is employee and/or officer of JPMorgan Chase & Co.  Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

Page 19 of 22 pages

SCHEDULE 13G
Issuer: Kraton Performance Polymers, Inc.

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers(1)

President and Chief Executive Officer	James Dimon*
Chief Administrative Officer	Frank J. Bisignano*
Chief Financial Officer	Douglas L. Braustein
Chief Executive Officer, Treasury & Securities Services	Michael J. Cavanagh*
General Counsel	Stephen M. Cutler*
Head of Corporate Responsibility	William M. Daley*
Director of Human Resources	John L. Donnelly*
Chief Investment Officer	Ina R. Drew*
Chief Executive Officer of Asset Management	Mary E. Erdoes*
Head of Commercial Banking	Samuel Todd Maclin*
Head of Strategy and Business Development	Jay Mandelbaum*
President of International	Heidi Miller*
Chief Executive Officer of Retail Financial Services	Charles W. Scharf*
Chief Executive Officer of Card Services	Gordon A. Smith*
Chief Executive Officer of the Investment Bank	James E. Staley*
Chief Risk Officer	Barry L. Zubrow*
————————

(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co.
      Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York,
      New York 10017.

SEC 1745 (3-98)

Page 20 of 22 pages

SCHEDULE 13G
Issuer: Kraton Performance Polymers, Inc.

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Crandall C. Bowles	Chairman and Chief Executive Officer Spring Global US, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Stephen B. Burke	President Comcast Cable Communications, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
David M. Cote	Chairman and Chief Executive Officer Honeywell International Inc. 101 Columbia Rd. Morristown, NJ 07962-1219
James Dimon	Chief Executive Officer JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Ellen V. Futter	President and Trustee American Museum of Natural History c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William H. Gray, III	Retired President and Chief Executive Officer The College Fund/UNCF c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
Lee R. Raymond	Chairman of the Board and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
SEC 1745 (3-98)

Page 21 of 22 pages

SCHEDULE 13G
Issuer: Kraton Performance Polymers, Inc.

David C. Novak	Chairman and Chief Executive Officer Yum! Brands, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
William C. Weldon	Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017
(1)   Each of whom is a United States citizen.
CC1:836651.6

SEC 1745 (3-98)

Page 22 of 22 pages